Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Newegg Inc.:

We consent to the use of our report dated April 18, 2019, with respect to the consolidated balance sheet of Newegg Inc. as of December 31, 2018, the related consolidated statements of operations, comprehensive loss, temporary equity and equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes, before the effects of the adjustment to retrospectively apply the change in the classification of the Series A convertible Preferred Stock and Series AA convertible Preferred Stock to temporary equity as described in Note 2(y), included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Irvine, California
December 23, 2020